Mail Stop 4561

November 18, 2009

Guy M. Robert
President
SunGame Corporation
501 Silverside Road, Suite 105
Wilmington, DE 19809

> **Re: SunGame Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 30, 2009**
> **File No. 333-158946**

Dear Mr. Robert:

We have reviewed your amended Form S-1 and responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 26, 2009.

General

1.   We note that your amended filing now includes references in the text to the numbered comments issued in our prior letter. Please remove all references to prior comment numbers wherever they appear in the amended Form S-1.

2.   Because the primary offering is self-underwritten, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. Since it appears that the transaction will be structured on a "no minimum" basis, please delete the statement on the cover page as to the total amount to be raised if all units are sold. Revise the cover page and other relevant sections of the prospectus to state clearly that there is no minimum number of shares that must be sold in the offering, the company will retain the proceeds from the sale of any of the offered shares, and that funds will not be returned to investors. Include a prominently placed risk factor explaining that because there is no minimum purchase requirement in connection with this offering, you may receive some or no proceeds. Discuss the adverse consequences to investors in the event only limited proceeds are received. Further, delete Table I under the Use of Proceeds section which assumes that all shares may be sold.

Cover Page of Prospectus

3.   We note that you have revised the cover page; however, the revised disclosure
        regarding the description of the units continues to be unclear and may be
        confusing to readers. Please revise the initial description of the units to state that
        each unit consists of one share of common stock, one B warrant exercisable for
        one additional share of common stock, and one C warrant, also exercisable for
        one additional share of common stock. Remove all other references to 1,000,000
        B and C warrants and 1,000,000 underlying shares. Further, revise your
        disclosure on page 18 that "Units as a single separate security are not being
        registered as part of this Registration Statement…" as this statement appears
        inconsistent with your prospectus cover page.

Item 3. Prospectus Summary Information, Risk Factors and Ratio of Earnings to Fixed
Charges, page 3

Our Company, page 3

4.   We note your revised disclosure in response to comment 6; however, it is unclear
        how the revised disclosure is responsive to the concern that you have not
        described your principal product or business activity in the summary section.
        Please describe clearly and succinctly your anticipated business activities. It
        appears, from your discussion beginning on page 25, that you intend to offer
        casual and tournament skill-based gaming activities and that you expect to
        include a social networking component that will allow users to engage in such
        activities as group chats, content sharing, in order to generate an online
        community. Further, please delete the second and third paragraphs of the
        summary as this information appears to constitute unnecessary excessive detail.

Item 7. Selling Security Holder, page 19

5.   We note that the disclosure in the selling shareholder section and in the table on
        page 21 continues to be problematic. Please review the tabular disclosure in light
        of the comments below and revise as necessary for accuracy and consistency. For
        instance, we note your revised disclosure in response to comment 9 indicating
        how some of the shareholders obtained their shares and disclosing the material
        terms of those transactions. However, you have not provided such disclosure
        regarding the remaining selling shareholders. In this regard, it appears that some
        of the shareholders may have acquired their shares from other shareholders.
        Please provide a materially complete description of how each selling shareholder
        acquired their shares. Consider using footnotes to the selling shareholder table to
        disclose this information. Additionally, as previously requested, confirm in the
        response letter that you have filed the agreement(s) that evidence the sale and the
        instrument(s) that define the rights of the shareholders.

Guy M. Robert
SunGame Corporation
November 18, 2009
Page 3

6.   You state on page 20 that Diamond Star Exports was issued 1,600,000 shares
        during the year ended December 31, 2008 and 1,500,000 shares during the nine
        months ended September 30, 2009. However, your disclosure on page 50 states
        that Diamond Star was issued 1,600,000 in 2008 and 900,000 in 2009. Please
        explain the difference in the number of shares issued in 2009 or revise as
        necessary. Further, explain why Diamond Star has 2,500,000 as you disclose on
        pages 21 and 46 after transferring 1,000,000 shares to Sudhir Shah and why the
        selling shareholder table reflects 12,500,000 shares in the column titled "common
        shares offered for shareholder's account."

7.   Please ensure that the total number of shares being offered by the selling
        shareholders in the table on page 21 is consistent with the amount of shares being
        registered in the registration fee table and on the prospectus cover page. We note
        that you have included additional shares by Diamond Star Exports Ltd. that are
        not reflected in the "TOTAL" column of the selling shareholder table, the
        registration fee table, or on the prospectus cover page.

8.   It appears that the table continues to assume that the selling shareholders will not
        sell any of the shares being offered for resale. Please refer to prior comment 10
        and disclose the assumptions used in determining that these shares will not be
        sold or, alternatively, revise the table to reflect the amount of securities to be
        owned by each selling shareholder assuming that the shares will be sold.

Item 11. Information with respect to the registrant, page 25

Pursue the Business to Business Market, page 33

9.   It appears that you continue to reference a third party statement by Gartner
        Research on page 33 of your registration statement. Please refer to prior
        comment 12. To the extent that you retain such a statement in your filing, please
        provide us with copies of the relevant portions of the industry research report that
        you cite.

Notes to Financial Statements

Note 7. Stockholder's Deficiency

Common Stock, page F-9

10.   We note that your response to prior comment 14 did not address our request for
        objective evidence supporting how you determined the fair value of your shares
        of common stock at each grant date and therefore, we reissue the previous
        comment. In your next response, tell us and revise to disclose any significant
        factors or intervening events within the company, as well as any changes in the

assumptions made or the methodologies used in stock valuations, that resulted in increases to the value of your common stock up to the filing of the registration statement.

H. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity, page 38

11.   You disclose that the company does not have "capital sufficient to meet [y]our cash needs" and that you currently have $4,373 in total assets as of September 30, 2009. It appears however that you still have not provided the disclosure in response to prior comment 16. Please amend your filing to state the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Please revise the risk factor on page 7 that begins "We may have a shortage of working capital…" to include quantified disclosure consistent with your response.

N. Certain Relationships, Related Transactions, Promoters and Control Persons, page 47

12.   In response to comment 18, you state that Guy Robert, the Chief Executive Officer and a director of the Company, is the founder and organizer of SunGame. Accordingly, please disclose that Mr. Robert is a promoter within the definition of Rule 405 of the Securities Act of 1933 or tell us why you believe this disclosure is not required.

Item 17. Undertakings, page 51

13.   We note your response to comment 19, however we continue to believe that since this is in part a secondary offering, the undertaking required by Item 512(a)(5)(ii) of Regulation S-K is applicable to your offering. See Rule 430C(d) and Securities Act Rules Compliance and Disclosure Question and Answer 229.01, available on our website. The undertaking currently listed in the last paragraph relating to Rule 430A, however, does not seem applicable because you have not omitted information pursuant to Rule 430A under the Securities Act. Please revise to remove the undertaking relating to Rule 430A.

Exhibit 5.1

14.   We note that the opinion of counsel suggests that the company is registering 1,000,000 B warrants and 1,000,000 C warrants in addition to those included in the units. Please provide an opinion that is consistent with the number of shares being registered in the filing. The opinion also does not appear to opine on the legality of the warrants. Please state whether the warrants are binding obligations. As the warrants establish contractual commitments to holders of warrants that are similar to indebtedness, counsel's opinion should address whether each class of warrants is a legal and binding obligation of the company under the state contract law governing the warrant agreement.

*   *   *   *   *

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (303) 431-1567
       Michael A. Littman